Exhibit 3.2(a)

AMENDMENT TO BYLAWS OF

IMPAC MORTGAGE HOLDINGS, INC.

Article II, Section 2 of the Bylaws shall be stricken and replaced with the following language.

Section 2. Annual Meeting. The Annual Meeting of stockholders of the corporation shall be held on such date, and at such time as shall be designated annually by the Board of Directors which time and date shall be within a 31 day period commencing on May 10 in 2004, and a 31 day period commencing on April 10, 2005 and each year thereafter. The date, time and place shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof, at which meeting the stockholders shall elect a Board of Directors and transact such other business as may be properly brought before the meeting.